EXHIBIT A
JOINT FILING AGREEMENT

       This Joint Filing agreement (this "Agreement") hereby confirms the agreement by and among all of the undersigned that the Amendment No. 4 to the Schedule 13G to which this Agreement is attached as Exhibit A with respect to the beneficial ownership of the undersigned of shares Common Stock of Eterna Therapeutics Inc. is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 13, 2025
/s/ John D. Halpern
John D. Halpern

Date: February 14, 2025
/s/ Katherine H. Halpern
Katherine H. Halpern